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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                         Managed Care Solutions, Inc.
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                               (Name of Issuer)


                         Common Stock, $.01 par value
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                         (Title of Class of Securities)


                                  561906 10 8
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                                (CUSIP Number)


                                James A. Burns
                         Managed Care Solutions, Inc.
                       7600 North 16th Street, Suite 150
                            Phoenix, Arizona 85020
                                 602-943-5660
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                January 1, 1997
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [_].

The information required on the remainder of this cover page (the pages numbered 2 through 14 herein) shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                              Page 1 of    pages
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CUSIP NO.  561906 10 8                 13D
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      James A. Burns
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                     (a) [_]
                                                                       (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4
      00
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E)                                                [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          243,090
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          243,090
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      243,090

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                           [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.5
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      TYPE OF REPORTING PERSON*
14
      IN
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ITEM 1.   Security and Issuer

          This statement relates to the common stock, $.01 par value (the "Common Stock"), of Managed Care Solutions, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 7600 North 16th Street, Suite 150, Phoenix, Arizona 85020.

ITEM 2.   Identity and Background

          (a), (b) and (c): This statement is being filed by James A. Burns ("Mr. Burns"). Mr. Burns' business address is c/o Managed Care Solutions, Inc., 7600 North 16th Street, Suite 150, Phoenix, Arizona 85020 and his principal occupation is as President and Chief Executive Officer of the Company.

          (d) and (e): During the last five years, Mr. Burns has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f):  Mr. Burns is a citizen of the United States.

ITEM 3.   Source and Amount of Funds or Other Consideration

          Mr. Burns was a shareholder in each of three Arizona corporations, Ventana Health Systems, Inc., Managed Care Solutions, Inc. and Arizona Health Concepts, Inc. (the "MCS Companies") which became wholly owned subsidiaries of the Company on March 1, 1996 as a result of the merger transactions (the "Mergers") described in Item 4. Pursuant to such transactions, the shares of the MCS Companies held by Mr. Burns were converted into 205,590 of the shares of Common Stock reported in this statement. At the time of the Mergers, Mr. Burns

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received an option to purchase 150,000 shares of Common Stock, which will become exercisable as to 25% (37,500) of such shares on March 1, 1997. Mr. Burns is filing this statement because, under Rule 13d-3, he is now deemed to beneficially own the 37,500 option shares which vest on March 1, and as a result, to beneficially own more than 5% of the Company's outstanding Common Stock under such rule.

ITEM 4.   Purpose of Transaction

          Pursuant to an Agreement and Plan of Merger dated as of November 20, 1995 (the "Merger Agreement") among the MCS Companies, the Company, and three wholly owned subsidiaries of the Company (the "Merger Subsidiaries"), on March 1, 1996 each of the Merger Subsidiaries was merged with and into one of the MCS Companies, and the previously outstanding shares of the MCS Companies were converted into the right to receive, in the aggregate, 51% of the Common Stock outstanding immediately after the Mergers (representing 49.9% of the voting power with respect to the Company as a result of 6.85 shares of Voting Preferred Stock of the Company being issued and outstanding).

          In accordance with the Merger Agreement, the number of directors of the Company was increased from six to eight, two of the directors in office prior to the Mergers resigned, and four officers and directors of the MCS Companies, including Mr. Burns, were elected as directors of the Company. In addition, Mr. Burns became Vice Chairman of the Company.

          The foregoing description of certain terms of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which is Exhibit 1 to this statement and is incorporated herein by reference. Since the date of the Mergers, a former officer and director of

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the MCS Companies has resigned as an officer and director of the Company and Mr.
Burns has been elected President and Chief Executive Officer of the Company.

          The shares of Common Stock reported in this statement are held for investment purposes. Depending on trading prices of the Common Stock and upon Mr. Burns' personal financial position and goals from time to time, Mr. Burns may, subject to any applicable statutory or other limitations, purchase additional shares of Common Stock or dispose of shares of Common Stock in the open market, in privately negotiated transactions, or otherwise. Mr. Burns retains the right to evaluate his position in the future and change his intent with respect to any future actions.

          Other than as described above, Mr. Burns has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although he reserves the right to develop such plans).

ITEM 5.   Interest in Securities of the Issuer

          (a): Mr. Burns is the beneficial owner of 205,590 shares of Common Stock, and holds an option exercisable within 60 days as to 37,500 shares of Common Stock (as to which he disclaims beneficial ownership). The shares currently held by Mr. Burns, together with the 37,500 shares subject to option, represent approximately 5.5% of the issued and outstanding Common Stock.

          (b): Mr. Burns has the sole power to vote and dispose of the shares of Common Stock beneficially owned by him.

          (c): Mr. Burns has not engaged in any transactions in the Common Stock within the last 60 days. This statement is being filed because Mr. Burns' option to purchase Common Stock will become exercisable with respect to 37,500 shares within 60 days.

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          (d): Not applicable.

          (e): Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          On March 1, 1996, Mr. Burns entered into an employment agreement with the Company pursuant to which the Company agreed to employ Mr. Burns for a minimum period of three years and pursuant to which Mr. Burns received options to purchase 150,000 shares of Common Stock. Such options vest as to 25% of the shares covered thereby on March 1 in each of 1997, 1998, 1999 and 2000, have an exercise price of $3.25 per share, and a duration of ten years.

          In connection with an investment in the Company by Blue Cross and Blue Shield of Texas, Inc. ("BCBSTX"), Mr. Burns entered into an agreement with BCBSTX dated September 30, 1996 pursuant to which (i) Mr. Burns may not (subject to certain exceptions) sell any Common Stock on or prior to September 30, 1997 without the prior consent of BCBSTX, and (ii) on or after October 1, 1997, Mr. Burns may not sell more than one percent of the outstanding Common Stock in any six-month period, and may not sell any shares of Common Stock without first offering such shares to BCBSTX. Mr. Burns' agreement with BCBSTX is Exhibit 3 to this statement and is incorporated herein by reference.

          Except as set forth above, Mr. Burns does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   Material to Be Filed as Exhibits

          Exhibit No.                  Description                          Page
          -----------                  -----------                          ----
              1          Merger Agreement, dated November 20, 1995
                         among the Company, the Merger Subsidiaries
                         and the MCS Companies (incorporated by
                         reference to Exhibit 2 to the Company's
                         Registration Statement No. 333-558 on Form
                         S-4)

              2 Employment Agreement, dated March 1, 1996, between the Company and Mr. Burns (incorporated by reference to Exhibit 10.15 to the Company's
                         Annual Report on Form 10-K for the fiscal year ended May 31, 1996).

              3 Letter Agreement, dated September 30, 1996, between Mr. Burns and Blue Cross and Blue
                         Shield of Texas, Inc.


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                                  Signatures
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          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 13, 1997


                                            /s/ James A. Burns
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                                                James A. Burns

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